UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-55728

CUSIP NUMBER: 22966V 107

NOTIFICATION OF LATE FILING

(Check One)

[X] Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form 10-D [   ] Form N-SAR[   ] Form N-CSR

For Period Ended: December 31, 2020

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

[   ] For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

AMERICAN REBEL HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

718 Thompson Lane, Suite 108-199
Address of Principal Executive Office (Street & Number)

Nashville, TN 37204
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[   ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file its annual report on Form 10-K within the prescribed time period because the Registrant is awaiting final review of its financial statements for the relevant year and completion of XBRL conversion of its financial statements. The Registrant currently expects to file its Form 10-K for the year ended December 31, 2020 on or before the fifteenth calendar day following the prescribed due date for the filing of the Registrant's Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Charles A. Ross, Jr.	(833)	267-3235
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [X] Yes [   ] No

If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? [X] Yes [   ] No

The Registrant anticipates reporting net loss of $5,902,217 for the year ended December 31, 2020, as opposed to net loss of $7,602,072 for the year ended December 31, 2019. However, these results of operations are still under review and subject to change.

AMERICAN REBEL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2021

By: /s/ Charles A. Ross, Jr.

Charles A. Ross, Jr.,

Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).